EXHIBIT 99.1

For Immediate Release	Date: July 26, 2018
18-29-TR

Teck provides update on Galore Creek Project

Vancouver B.C. - Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") announced today that its partner in the Galore Creek joint venture project, NOVAGOLD Resources Inc. (“NOVAGOLD”), has entered into an agreement to sell its 50% project interest to Newmont Mining Corporation (“Newmont”) for US$275 million in staged and contingent payments.

Teck and Newmont have agreed to a work plan at Galore Creek with the objective of completing an updated prefeasibility study over the next three-to-four years to improve overall project understanding and economics. Teck will invest approximately $12-20 million (US$10-15 million) annually to complete this work.

Teck and Newmont have also agreed to certain modifications to the existing shareholders agreement. Teck has held a 50% interest in the Galore Creek project since May 2007.

Galore Creek is a large tonnage, copper-gold-silver resource located in northwestern British Columbia, approximately 160 kilometres northwest of Stewart, B.C. It is managed by the Galore Creek Mining Corporation (GCMC), a joint venture between Teck and Newmont. The Galore Creek Project is part of Project Satellite, an initiative focused on surfacing value from Teck’s substantial base metal assets located in low-risk stable jurisdictions.

Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements in this news release include statements regarding the intention to complete an updated prefeasibility study and the amount of Teck’s expected related annual investment.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, changes in the scope of the prefeasibility study, unanticipated challenges in advancing the prefeasibility study, labour disruptions, increased costs of service providers and inputs, and changes in general economic conditions or conditions. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Further information about Teck can be found at: www.teck.com.

About Galore Creek
Located in northwestern British Columbia, Galore Creek is one of the world's largest undeveloped copper-gold-silver deposits. The Galore Creek Project is currently on care and maintenance managing its environment, social and permit conditions. Over the last two years the joint venture partners have increased funding to the project to preserve drill core, upgrade and improve camp facilities, and fully manage our environmental and social obligations.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
E-mail: fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
E-mail: chris.stannell@teck.com